

July 9, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: *AmericaFirst Defensive Growth & Income Portfolio, Series 1*
        File Nos. 333-181979 and 811-22711

Dear Mr. Boehm:

On June 7, 2012, you filed a registration statement on Form S-6 for the AmericaFirst Defensive Growth & Income Portfolio, Series 1 (the "Series") regarding shares of the AmericaFirst Quantitative Trust (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below.

Please note that when a Trust presents hypothetical performance, an investor should be able to follow the Trust's methodology step-by-step and obtain the same outcome. As a result, the principal strategies disclosure requires a high level of detail. This level of detail applies to all aspects of the Trust's principal investment strategy.

Prospectus

Principal Investment Strategy (Pages 1-3)

1. The first paragraph of this section states that the Sponsor creates a final portfolio of "up to 25" securities. But the three sub-components of the principal strategy select a total of 25 securities. Please revise this section to provide that the Sponsor selects a final portfolio of 25 securities. If the principal investment strategy may select less than 25 securities, please discuss in detail when less than 25 securities will be selected. Otherwise, please delete "up to" from the first paragraph of this section. Also, please disclose the weighting the Sponsor applies to each security when constructing the portfolio.

2. Also, explain what happens if one of the securities selected by anyone of the sub-component strategies is no longer available (*e.g.*, the stock issuer enters into bankruptcy or a bond issuer defaults).

Sub-Component One (**Page 1**)

3. In the first bullet point, disclose the Trust' credit quality and maturity policies relating to the domestically traded corporate bonds. For example, the *Principal Risks* section says the Trust may invest in high yield ("junk") bonds. Also, describe how Thomson Reuters defines "domestically traded corporate bonds."

4. In the second bullet point, please disclose how the Trust ranks the bonds (*e.g.*, highest par value to lowest par value). Also, please provide the source and date for this information.

5. The third bullet point says, "the Sponsor eliminates any bond with a negative yield to worst . . . ." This disclosure is confusing because the meaning of "negative yield to worst" is not clear. Please disclose a plain English definition of "negative yield to worst". Provide the source and date for making this determination, and define what qualifies as a default. Finally, provide the source of the default information.

6. In the fifth bullet point, please describe the technical analysis used by the Relative Strength Index (the "RSI") to determine a bond's relative strength. Include a definition of the defined trading period used in the analysis. Also, describe who manages the RSI and the source of the month-end price.

7. The last bullet point refers to "price momentum". Although the Trust provides a general definition of price momentum, the disclosure needs to explain how the Trust's Sponsor calculates this value. For example, the disclosed methodology should include the calculation for acceleration and provide the period over which acceleration is calculated. Disclosure should also provide the source of the information and the period used to determine price momentum. Finally, describe the "top 15" (*e.g.*, the securities with the highest price momentum). This comment also applies to the last bullet point in *Sub-Component Two*.

Sub-Component Two (**Pages 1-2**)

8. Please disclose the Trust's market capitalization policy for this sub-component. For example, the *Principal Risks* section refers to small and midsize companies. This comment also applies to *Sub-Component Three*.

9. Regarding the first bullet point, please explain to us whether Value Line or the Trust's Sponsor defines "defensive". If the Sponsor makes this determination, please provide the methodology for determining what companies are "defensive." The methodology should explain whether the Sponsor bases its methodology on purely objective criteria or whether it includes any subjective criteria. Also, disclosure in the *Principal Risks* sections on pages 2 and 17 says the Trust will concentrate in the consumer staples and

consumer products sectors (in addition to the healthcare and utilities sectors). Please revise the prospectus to consistently disclose the sectors the Trust will concentrate.

10. In the second bullet point, please describe the methodology used by the Trust's Sponsor to combine into a single ranking value the three elements: earnings yield, share buyback, and price-to-book. Also, define operating earnings yield, share buyback, and price-to-book ratio. Provide the source and date of this information.

11. The third bullet point says the Sponsor "ranks the remaining stock by price-to-book ratio and selects the bottom third." Please describe the ranking (*e.g.*, highest to lowest price-to-book value) and clearly disclose whether the bottom third refers to the companies with the lowest or highest price-to-book value.

Sub-Component Three (**Page 2**)

12. The first bullet point refers to "an international exchange (excluding China and Russia)". Please define "an international exchange." For instance, does an international exchange include all securities exchanges (excluding China and Russia), including exchanges in the U.S. and emerging markets? Are there any countries besides China and Russia that are excluded from the definition? Also, would the 150 largest companies include U.S. companies traded on an international exchange? Please provide the source and date of the list information. Finally, describe the methodology for determining the exchange-rate adjustment, including the base currency for determining the rate. Explain the effect, if any, of the rate adjustment on the listing. Also, provide the source and date of this information.

13. In the second bullet point, explain how the stocks are ranked (*e.g.*, highest to lowest yield) and clearly describe the "top 50" selection (*e.g.*, the top 50 highest stocks with the highest yield). Also, disclose how a stock's yield is determined and the source and date of this information.

14. In the third bullet point, disclose the methodology and provide the information sources and date used for determining "return on assets". Include a definition of "return on assets" and provide the time period used (*e.g.*, quarterly, trailing twelve months, fiscal year, etc.).

15. In the final bullet point, disclose the methodology for calculating one-year operating earnings growth and provide the source and date of this information. Also, include a definition of one-year operating earnings growth. Include the time period used to make this calculation.

16. In the paragraph following *Sub-Component Three*, please clarify to us the meaning of the following statement: "Please note that the Sponsor applied the strategy to select the portfolio at a particular time."

Hypothetical Performance Information (Pages 3-4)

17. Disclose in a prominent place the hypothetical strategy is designed with the benefits of hindsight applied retrospectively with knowledge of factors that may have positively affected the hypothetical performance. The introduction should disclose all assumptions including, but not limited to, the date the hypothetical portfolio is selected each year and the length of time the portfolio is held.

18. Disclose why the hypothetical Total Return table begins in 1995. Also, disclose why the hypothetical strategy is based on a calendar year when the Trust is not.

19. The introductory sentence to this section compares the hypothetical performance of the Series to the S&P 500 Index, but the performance table uses the Dow Jones U.S. Moderately Conservative Relative Risk Index (the "Index") as a benchmark. Please revise this sentence to be consistent with the disclosure later in the section. Also, explain why this Index provides the best comparison considering the Index bases its risk determination on an all-stock portfolio and the Series is a blended portfolio of stocks and bonds. Finally, disclose that the Index is unmanaged, not subject to fees, and not available for direct investment.

20. The first bullet point says, "Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you." Please disclose whether the Total Return figures include fees paid by the Trust, dividends and income received from investments, and the impact of stock splits and other corporate events.

21. The fourth bullet point says, "Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies." Please explain why the Trust may not be fully invested and when the Trust will not be "equally weighted in each of the strategies".

22. The final bullet point, "Cash flows (receipt/investment of) For Trusts investing in foreign Securities, currency exchange rates may differ", is confusing. Please revise the sentence in plain English.

23. The last sentence on page 3 says the Index "attempts to maintain a 40% level of risk relative to an all-stock portfolio." Please disclose how the Index defines and measures risk. Also, disclose whether the Index includes the reinvestment of dividends.

Comparison of Total Return (Page 4)

24. Provide a footnote to the table that states the following time periods represent extraordinary returns for the hypothetical strategy and these returns are unlikely to be repeated: 1996-1997, 2000-2006, and 2008-2011. Explain the unique factors causing these enhanced returns.

Essential Information (Page 5)

25. The third bullet point of the *Hypothetical Performance Information* section on page 3 says, "Trusts have a maturity longer than one year." The information in this section says the Series' Inception date is August 1, 2012, and its Termination Date is October 30, 2012. Please disclose consistently the term of the Trust.

Transactional Sales Fee (Page 10)

26. The *Fee Table* on page 6 lists the combined Initial and Deferred Sales Fees as 2.45 percent. Disclosure in this section says the combined Initial and Deferred Sales Fees equal 2.20 percent. Please explain to us why there is a difference in the totals.

<u>General Comments</u>

27. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

28. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

29. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6706.

Sincerely,

Bo J. Howell
Staff Attorney